UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      -------------------------------

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO.   2   )*
                                    -------

             Eos International, Inc. (formerly dreamlife, Inc.)
 ------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 379333107
 ------------------------------------------------------------------------
                               (CUSIP Number)

                             December 31, 2003
 ------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           |_|   Rule 13d-1(b)
           |X|   Rule 13d-1(c)
           |_|   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379333107            13G                  Page 2 of 7 Pages


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        CYL Development Holdings, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  [ ]
    (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        New Jersey

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           4,850,000 Shares

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         4,850,000 Shares

                 8  SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,850,000 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     Approximately 4.4%

12  TYPE OF REPORTING PERSON (See Instructions)

                                        OO

CUSIP No. 379333107            13G                  Page 3 of 7 Pages


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Kurt T. Borowsky

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  [ ]
    (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       4,850,000 Shares

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH

                 8  SHARED DISPOSITIVE POWER

                    4,850,000 Shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,850,000 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     Approximately 4.4%

12  TYPE OF REPORTING PERSON (See Instructions)

                                        IN

CUSIP No. 379333107            13G                  Page 4 of 7 Pages


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        David J. Roy

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  [ ]
    (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       4,850,000 Shares

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH

                 8  SHARED DISPOSITIVE POWER

                    4,850,000 Shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,850,000 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     Approximately 4.4%

12  TYPE OF REPORTING PERSON (See Instructions)

                                        IN

                              SCHEDULE 13G

     This Statement on Schedule 13G, relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by Eos International, Inc., a Delaware corporation (formerly dreamlife, Inc.) (the "Issuer"), is being filed by and on behalf of CYL Development Holdings, LLC ("CDH"), a New Jersey limited liability company, Kurt T. Borowsky, and David J. Roy (the "Reporting Persons"), and amends the Schedule 13G filed by the Reporting Persons on December 21, 2001, as amended on February 4, 2003. The percentages reported herein are based on information from the Issuer that as of December 31, 2003, there were 109,075,099 shares of Common Stock outstanding. The information reported herein is current as of the date of the filing of this Schedule 13G.

ITEM 1(A).     NAME OF ISSUER:

                    Item 1(a) is restated in its entirety as follows:
                    Eos International, Inc.  (the "Issuer")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    Item 1(b) is restated in its entirety as follows:

                    199 Elm Street, New Canaan, CT 06840

ITEM 2(A).     NAME OF PERSON FILING:

                    Unchanged.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    Unchanged.

ITEM 2(C).     CITIZENSHIP:

                    Unchanged.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

                    Unchanged.

ITEM 2(E).     CUSIP NUMBER:

                    Unchanged.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                    Unchanged.

ITEM 4.        OWNERSHIP

               Item 4 is restated in its entirety as follows:

CDH
---

     (a)  Amount beneficially owned: 4,850,000

     (b)  Percent of class:  Approximately 4.4% of the outstanding
          Common Stock

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 4,850,000

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of: 4,850,000

          (iv)  Shared power to dispose or to direct the disposition of:

Kurt T. Borowsky
----------------

     (a)  Amount beneficially owned: 4,850,000

     (b)  Percent of class:  Approximately 4.4% of the outstanding
          Common Stock

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 4,850,000

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of: 4,850,000

          (iv)  Shared power to dispose or to direct the disposition of:

David J. Roy
------------

     (a)  Amount beneficially owned: 4,850,000

     (b)  Percent of class:  Approximately 4.4% of the outstanding
          Common Stock

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 4,850,000

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of: 4,850,000

          (iv)  Shared power to dispose or to direct the disposition of:

          The shares of Common Stock reported herein do not include CDH's interest in warrants to purchase 1,615,385 shares of Common Stock at an exercise price of $0.25 per share of Common Stock (the "Warrants") held by DL Holdings I, L.L.C., a limited liability company of which CDH is a non-voting member ("DL Holdings"). DL Holdings received the Warrants on January 14, 2003 in connection with the repayment by the Issuer of a $3.5 million loan to the Issuer evidenced by a promissory note dated December 14, 2001. The Reporting Persons have no right to vote or dispose of any securities owned by DL Holdings, or otherwise make investment decisions as to the Warrants (including no right to make any determination with respect to the exercise of the Warrants). The Reporting Persons disclaim beneficial ownership (as such term is defined in Rule 13d-3 of the Act) of the Warrants.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Unchanged.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Unchanged.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Unchanged.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Unchanged.

ITEM 10.  CERTIFICATIONS.

          Unchanged.

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                      CYL Development Holdings, LLC,
                                      a New Jersey limited liability company


Dated:   February 9, 2004             By:  /s/ David J. Roy
                                           ----------------------------
                                           David J. Roy, Manager



Dated:   February 9, 2004                  /s/ Kurt T. Borowsky
                                           ----------------------------
                                           Kurt T. Borowsky



Dated:   February 9, 2004                  /s/ David J. Roy
                                           ----------------------------
                                           David J. Roy

                                 EXHIBIT A
                                 ---------

                           JOINT FILING AGREEMENT
                           ----------------------

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Commission on behalf of each of the undersigned pursuant to Rule
13d-1(k).

                                      CYL Development Holdings, LLC,
                                      a New Jersey limited liability company


Dated:   February 9, 2004             By:  /s/ David J. Roy
                                           ----------------------------
                                           David J. Roy, Manager



Dated:   February 9, 2004                  /s/ Kurt T. Borowsky
                                           ----------------------------
                                           Kurt T. Borowsky



Dated:   February 9, 2004                  /s/ David J. Roy
                                           ----------------------------
                                           David J. Roy